United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

HAMMERHEAD ENERGY INC.

(Name of Subject Company (Issuer))

HAMMERHEAD ENERGY INC.

(Name of Filing Person (Offeror and Issuer))

Warrants to purchase Class A common shares

(Title of Class of Securities)

408302115

(CUSIP Number of Class of Securities)

Michael G. Kohut

Hammerhead Energy Inc.

Suite 2700, 525 - 8th Avenue SW

Calgary, Alberta T2P 1G1

Canada

(403) 930-0560

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Adam M. Givertz

Ian M. Hazlett

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, N.Y. 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2023, as supplemented and amended by Amendment No. 1, filed with the SEC on May 19, 2023 (as amended, the “Schedule TO”), by Hammerhead Energy Inc., a corporation incorporated under the laws of the Province of Alberta (“Hammerhead” or the “Corporation”), to the holders of its warrants to purchase Class A common shares (the “Warrants”), to purchase up to 20,000,000 of the Warrants at a price of US$1.00 per Warrant in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 27, 2023 (the “Original Offer to Purchase”), as supplemented and amended by the Notice of Variation, dated May 19, 2023 (the “Notice of Variation” and, together with the Original Offer to Purchase, the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Original Circular”), as supplemented and amended by the Notice of Variation (the Notice of Variation together with the Original Circular, the “Circular”) and the related Letter of Transmittal and Notice of Guaranteed Delivery which, collectively, as amended or supplemented from time to time, constitute the “Tender Offer”. This Amendment No. 2 should be read in conjunction with the Schedule TO and its exhibits.

Only those items amended are reported in this Amendment No. 2. Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented with the following:

On June 5, 2023, Hammerhead issued a press release announcing the results of the Tender Offer, which expired at 5:00 p.m. (Eastern Daylight Time) on June 2, 2023. A copy of such press release is filed as Exhibit (a)(5)(F) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated April 27, 2023, and the accompanying Issuer Bid Circular.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Notice of Variation, dated May 19, 2023.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	News Release, dated April 27, 2023.

(a)(5)(B)*	Summary Advertisement, dated April 28, 2023.

(a)(5)(C)*	Unaudited condensed interim consolidated financial statements as at and for the three months ended March 31, 2023 (incorporated by reference to Exhibit 99.1 to the Corporation's Report on Form 6-K furnished to the SEC on May 12, 2023).

(a)(5)(D)*	Management's Discussion and Analysis for the three months ended March 31, 2023 (incorporated by reference to Exhibit 99.2 to the Corporation's Report on Form 6-K furnished to the SEC on May 12, 2023).

(a)(5)(E)*	News Release, dated May 19, 2023.

(a)(5)(F)	News Release, dated June 5, 2023.

(b)(1)†‡*	Fourth Amended and Restated Credit Agreement dated June 9, 2022 between Hammerhead Resources Inc., as borrower, Canadian Imperial Bank of Commerce, National Bank of Canada, ATB Financial, Business Development Bank of Canada and Canadian Western Bank, as lenders, incorporated by reference to Exhibit 10.10 to the Corporation's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on November 18, 2022.

(b)(2)†‡*	Consent and Second Amending Agreement dated December 15, 2022 between Hammerhead Resources Inc., as borrower, Canadian Imperial Bank of Commerce, Royal Bank of Canada, ATB Financial, Business Development Bank of Canada and Canadian Western Bank, as lenders and Canadian Imperial Bank of Commerce, a Canadian chartered bank, as Agent, incorporated by reference to Exhibit 10.10 to the Corporation's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on December 21, 2022.

(d)(1)*	Business Combination Agreement, dated September 25, 2022 by and among Decarbonization Plus Acquisition Corporation IV (“DCRD”), Hammerhead Resources Inc. (“Hammerhead Resources”), 2453729 Alberta ULC and the Corporation, incorporated by reference to Exhibit 2.1 to the Corporation's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on October 11, 2022.

(d)(2)*	Amended and Restated Warrant Agreement by and among the Corporation, Computershare Inc. and Computershare Trust Company, N.A., incorporated by reference to Exhibit 2.1 to the Corporation's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

(d)(3)*	Warrant Assignment and Assumption Agreement by and among the Corporation, DCRD, Continental Stock Transfer & Trust Company, Computershare Inc. and Computershare Trust Company, N.A., as Warrant Agent, incorporated by reference to Exhibit 2.2 to the Corporation's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

(d)(4)*	Amended and Restated Registration Rights Agreement by and among the Corporation and the holders named therein, incorporated by reference to Exhibit 2.3 to the Corporation's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

(d)(5)*	Form of Lock-up Agreement, dated as of September 25, 2022, incorporated by reference to Exhibit 10.6 to the Corporation's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on October 11, 2022.

(d)(6)*	Amended and Restated Indenture dated June 19, 2020 between Hammerhead Resources as issuer, Prairie Lights Power GP Inc. and Prairie Lights Power Limited Partnership, as guarantors and Computershare Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.5 to the Corporation's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on December 6, 2022.

(d)(7)*	Hammerhead Energy Inc. Legacy Share Award Plan, incorporated by reference to Exhibit 4.8 to the Corporation's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

(d)(8)*	Hammerhead Energy Inc. Legacy Share Option Plan, incorporated by reference to Exhibit 4.9 to the Corporation's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

(d)(9)*	Hammerhead Energy Inc. Equity Incentive Award Plan, incorporated by reference to Exhibit 4.10 to the Corporation's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

(d)(10)*	Hammerhead Energy Inc. Share Option Plan, incorporated by reference to Exhibit 4.11 to the Corporation's Shell Company Report on Form 20-F filed with the SEC on March 1, 2023.

(d)(11)*	Sponsor Support Agreement, dated as of September 25, 2022, by and among DCRD, Decarbonization Plus Acquisition Corporation IV Sponsor LLC (“DCRD Sponsor”), Riverstone Global Energy and Power Fund V (Cayman), L.P., Hammerhead Resources and the Corporation, incorporated by reference to Exhibit 10.7 to the Corporation's Registration Statement on Form F-4 (File No. 333-267830) filed with the SEC on October 11, 2022.

(d)(12)*	Sponsor Side Letter, dated as of September 25, 2022, by and among DCRD, DCRD Sponsor, Riverstone Global Energy and Power Fund V (Cayman), L.P. and certain subsidiaries thereof, incorporated by reference to Exhibit 10.5 to DCRD's Current Report on Form 8-K (File No. 001-40731) filed with the SEC on September 26, 2022.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

___________

† Schedules to this exhibit have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. The Corporation hereby agrees to furnish a copy of any omitted schedules to the Securities and Exchange Commission upon request.

‡ Certain portions of this exhibit have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.

* Previously filed.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAMMERHEAD ENERGY INC.

By:	/s/ Scott Sobie
Name: Scott Sobie
Title: President and Chief Executive Officer

Date: June 5, 2023